Filed pursuant to Rule 433
under the Securities Act of 1933
Registration Statement No. 333-147223
Issuer Free Writing Prospectus,
dated as of December 11, 2007
PRICING SUPPLEMENT
Dated December 11, 2007 to
the Preliminary Prospectus of Yingli Green Energy Holding Company Limited
Dated December 10, 2007
The Notes Offering
Yingli Green Energy Holding Company Limited
$150,000,000
in aggregate principal amount of
Zero Coupon Convertible Senior Notes due 2012
This pricing supplement relates only to the securities described below and supplements and should be read together with the preliminary prospectus, dated December 10, 2007 relating to these securities.

Issuer:	Yingli Green Energy Holding Company Limited (NYSE: YGE) (the “Company”)

Issue:	Zero Coupon Convertible Senior Notes due 2012

Aggregate Principal Amount Offered:	$150,000,000

Over-allotment Option:	$22,500,000

Offering Price	100% of the principal amount of notes plus accrued interest, if any, from the Settlement Date

Yield to Maturity:	Yield to maturity of 5.125% per annum

Maturity:	December 15, 2012, unless earlier redeemed, repurchased or converted.

Redemption Upon Maturity:	Upon maturity, we will redeem the notes at 128.83% of the principal amount of the notes.

Concurrent Equity Offering:	5,600,000 American Depositary Shares (“ADS”), plus a greenshoe of 840,000 ADSs, offered by certain selling shareholders

Reference Price:	$31.00 per ADS, the price to the public of ADSs in the Concurrent Equity Offering

Conversion Premium:	40.0% over the Reference Price

Conversion Price:	$43.40 per ADS, subject to adjustment

Conversion Rate:	23.0415 ADSs per $1,000 in principal amount of notes, subject to adjustment

Redemption of Notes at Our Option:	The Company may, at its option, redeem the notes, at any time on or after December 15, 2008 and prior to December 15, 2010, in whole or in part from time to time in integral multiples of US$1,000 at a redemption price in cash equal to the early redemption amount of the notes we redeem, provided that the closing sale price of the ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 150% of the early redemption amount of the notes divided by the conversion rate on the date of such notice.

The Company may, at its option, redeem the notes, at any time on or after December 15, 2010, in whole or in part from time to time in integral multiples of US$1,000 at a redemption price in cash equal to the early redemption amount of the notes we redeem, provided that the closing sale price of the ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the early redemption amount of the notes divided by the conversion rate on the date of such notice.

The early redemption amount will be determined using the yield to maturity of 5.125% per annum.

Early Redemption Amount:	The “early redemption amount” means an amount in respect of each US$1,000 principal amount of notes calculated in accordance with the following formula, rounded (if necessary) to two decimal places with 0.005 being rounded upwards (provided that if the date fixed for redemption is a semi-annual date (as set out below), such early redemption amount shall be as set out in the table below in respect of such semi-annual date):

early redemption amount = previous redemption amount × (1+r/2)d/p previous redemption amount = the early redemption amount for each US$1,000 principal amount on the semi-annual date immediately preceding the date fixed for redemption as set out below (or if the notes are to be redeemed prior to June 15, 2008, US$1,000):

Period	Date	Early Redemption Amount
1	15-Jun-08	1,025.91
2	15-Dec-08	1,052.20
3	15-Jun-09	1,079.17
4	15-Dec-09	1,106.82
5	15-Jun-10	1,135.18
6	15-Dec-10	1,164.27
7	15-Jun-11	1,194.10
8	15-Dec-11	1,224.70
9	15-Jun-12	1,256.09
10	15-Dec-12	1,288.27

r = 5.125 per cent, expressed as a fraction

d = number of days from and including the immediately preceding Semi-annual Date (or if the notes are to be redeemed on or before June 15, 2008, from and including the issue date) to, but excluding, the date fixed for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed

p = 180.

Each redemption date for the notes shall be a date that is not less than 30 nor more than 60 days after the day we mail the related redemption notice to each registered holder of notes to be redeemed at the address of the registered holder appearing in the notes register. The redemption date must be a business day.

Optional Put by the Holders:	On December 15, 2010, holders may require us to purchase all or a portion of their outstanding notes, in an integral multiple of $1,000 at a price in cash equal to 116.43% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions.

Fundamental Change Repurchase Right:	If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to the early redemption amount of the notes to be repurchased.

Ranking:	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness.

Use of Proceeds:	Net proceeds from the convertible notes offering are expected to be used to make an equity contribution of approximately US$100 million to Yingli Green Energy’s newly formed subsidiary, Yingli Energy (China) Company Ltd., to fund part of its planned construction of manufacturing capacity for the production of 200 megawatts for each of polysilicon ingots and wafers, PV cells and PV modules by the end of 2009 and for other general corporate purposes.

Joint Bookrunners:	Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Trade Date:	December 11, 2007

Settlement Date:	December 13, 2007

Listing:	None

CUSIP / ISIN:	98584B AA1 / US98584BAA17

Underwriting Compensation:	2.5%

Adjustment to conversion rate upon a make-whole fundamental change:	The following table sets forth the numbers of additional ADSs per US$1,000 principal amount of notes that will be added to the conversion rate applicable to the notes that are converted during the make-whole conversion period. The numbers of additional ADSs set forth in the table below are based on the Reference Price.

Applicable	December 11,	December 15,	December 15,	December 15,	December 15,	December 15,
Price	2007	2008	2009	2010	2011	2012
$31.00	9.22	9.22	9.22	9.22	9.22	9.22
$34.00	7.33	8.57	9.22	9.22	9.22	9.22
$36.00	6.30	7.37	8.42	9.22	9.22	9.22
$38.00	5.41	6.33	7.23	7.79	8.93	9.22
$40.00	4.65	5.43	6.20	6.69	7.66	9.11
$42.00	3.99	4.65	5.31	5.73	6.55	7.58
$44.00	3.42	3.97	4.54	4.89	5.58	6.19
$46.00	2.93	3.38	3.87	4.15	4.74	4.92
$48.00	2.50	2.86	3.29	3.49	4.01	3.76
$50.00	2.13	2.40	2.78	2.91	3.37	2.69
$52.00	1.80	1.99	2.34	2.39	2.81	1.74
$54.00	1.52	1.64	1.95	1.93	2.31	0.96
$56.00	1.28	1.32	1.61	1.53	1.88	0.43
$58.00	1.07	1.04	1.31	1.17	1.51	0.14
$60.00	0.89	0.80	1.05	0.86	1.18	0.03
$65.00	0.54	0.33	0.53	0.30	0.54	—
$70.00	0.30	0.07	0.19	0.06	0.15	—
$75.00	0.15	—	0.03	—	0.01	—
$80.00	0.06	—	—	—	—	—
$85.00	0.01	—	—	—	—	—
$90.00	—	—	—	—	—	—

The exact applicable price and effective date for the notes may not be as set forth in the table above, in which case:

• if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional ADSs to be added in respect of the notes by linear interpolation between the numbers of additional ADSs set forth for the two applicable prices in the table above, or for the two dates based on a 365-day year, as applicable;

• if the actual applicable price is greater than US$90.00 per ADS (subject to adjustment), we will not increase the conversion rate; and

• if the actual applicable price is less than US$31.00 per ADS (subject to adjustment), we will not increase the conversion rate.

In no event will the conversion rate for the notes exceed 32.2581 ADSs per US$1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described in the prospectus under “— Conversion Rights — Adjustments to the Conversion Rate”.

The ADS Offering

Securities Offered by the selling shareholders:	5,600,000 ADSs

Underwriters’ option to purchase additional ADSs:	Up to an additional 840,000 ADSs

Public offering price:	$31.00 per ADS

Underwriting discounts and commissions:	$1.0075 per ADS

Proceeds to the selling shareholders (before expenses):	$29.9925 per ADS

Closing sale price of ADSs on December 10, 2007:	$33.60 per ADS

Trade date:	December 11, 2007

Settlement date:	December 14, 2007

Joint bookrunners:	Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-manager:	Piper Jaffray & Co.

The Company has filed a registration statement (including a preliminary prospectus dated as of December 10, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037, from Goldman Sachs (Asia) L.L.C. by calling toll-free 1-866-471-2526, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free 1-866-500-5408.
This communication should be read in conjunction with the preliminary prospectus dated as of December 10, 2007. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus supplement.